Wil Smoot · 3rd

IT Disaster Recovery Architect

Fort Myers, Florida, United States · 133 connections ·

Contact info

 **Chico's FAS Inc.**

Niles Sr High Schoo

Experience



IT Disaster Recovery Architect
Chico's FAS Inc.
Aug 2008 – Present · 12 yrs 5 mos

IT DR Planner
DRJ Conference - Orlando / ACP Member
2002 – 2010 · 8 yrs



IT DR Planner
Siemens
2002 – 2008 · 6 yrs



AMVESCAP
3 yrs

Principal - Project Management
2000 – 2001 · 1 yr



Principal - Data Center Operations

1998 – 2000 · 2 yrs



VP Data Center Operations

Comdata

1997 – 1998 · 1 yr

Show 1 more experience ⌄

Education

Niles Sr High Schoo

Diploma, General Studies

1972 – 1976



LeMoyne-Owen College

Bachelors - BA, Leadership in Management

Southwestern Michigan College

Associate-Applied Science, Computer Programming



